# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: F&G Annuities & Life, Inc., CIK 0001934850
CUSIP: 30190A104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 801 Grand Ave, Suite 2600, Des Moines, Iowa (IA), 50309
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001331875-25-000032
Filed by CIK 0001331875

## Reporting persons
- Fidelity National Financial, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); sole voting power 94,662,347; shared voting power 0; sole dispositive power 94,662,347; shared dispositive power 0; aggregate amount beneficially owned 94,662,347 (69.8% of the class)

## Item 1. Issuer
Name of issuer: F&G Annuities & Life, Inc.
Address of issuer's principal executive offices: 801 Grand Ave, Suite 2600, Des Moines, IA, 50309

## Item 2. Person Filing
Name of person filing: Fidelity National Financial, Inc. ("FNF")
Address of principal business office or, if none, residence: 601 Riverside Ave., Jacksonville, Florida 32204
Citizenship: FNF is a Nevada corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 94,662,347.00
Percent of class: 69.8%
Sole power to vote or to direct the vote: 94,662,347.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 94,662,347.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Shares of Common Stock indirectly beneficially owned by FNF are held directly by the following subsidiaries of FNF: Chicago Title Insurance Company (253,246), Fidelity National Title Insurance Company (115,630), and Commonwealth Land Title Insurance Company (90,432)

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Not applicable.

## Signatures
- Fidelity National Financial, Inc.: /s/ Michael L. Gravelle, Michael L. Gravelle, Executive Vice President, General Counsel and Corporate Secretary (01/07/2026)